SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2006

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)



                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                    (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Ltd. Announces First Quarter 2006 Results dated May 1, 2006.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Security Systems Ltd. Announces First Quarter 2006 Results

Monday May 1, 6:03 am ET

YAHUD, Israel, May 1 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (Nasdaq NM:MAGS; TASE:MAGS) today announced its consolidated financial results for the three-month period ended March 31, 2006.

Revenues for the first quarter of 2006 reached US$13.5 million, a decrease of
1.9 percent from the first quarter of 2005. Operating income reached US$479,000 and net income reached US$149,000, a decrease of 50.7 percent and 49.5 percent respectively from the first quarter of 2005. Compared with the fourth quarter of 2005, revenues decreased by 33 percent, operating income decreased by 58 percent and net income decreased by 80 percent.

Operating expenses for the first quarter of 2006 reached US$5.2 million, about the same as in the first quarter of last year and decreased by 24.5 percent from the fourth quarter of 2005.

Diluted earnings per share for the first quarter reached US$0.01, a decrease of
66.7 percent from the same period of last year.

Commenting on the results, Mr. Jacob Even-Ezra, Chairman of Magal, said, "Revenues for the first quarter of 2006 were in the upper range of our estimate of between $12.5 to $14 million that we provided in our press release of April 7, 2006. Historically, our first quarter is the weakest quarter of the year."

Mr. Jacob Even-Ezra continued, "The decrease in revenues in the first quarter was also affected by the previously reported termination of an agreement by a European customer and due to a number of orders that we expected to obtain in the first quarter that were delayed to subsequent quarters."

Mr. Even-Ezra concluded, "Despite the first quarter results and based on the current backlog, management remains confident that the Company will have a good year in 2006, with revenue growth over 2005."

The Company will be hosting its quarterly conference call at 10:00am EST. On the call, Mr. Jacob Even-Ezra, Chairman of the Board & CEO, and Mrs. Raya Asher, CFO, will review and discuss the first quarter 2006 results. They will then be available to answer questions. To participate, please call one of the following teleconferencing numbers. Please begin placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

                        US Dial-in Number: 1-866-860-9642
                      Canada DDial-in Number: 1-866-485-239
                       ISRAEL Dial-in Number: 03-918-0610
                  INTERNATIONAL Dial-in Number: +972-3-918-0610
                                       At:
                              10:00am Eastern Time
                               7:00am Pacific Time
                               5:00pm Israel Time

The call will also be broadcast live on the web, and can be accessed through a link on Magal's website. A replay of the call will be available for three months from the day after the call. The webcast and the replay will both be accessible from Magal's website at: www.magal-ssl.com.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the U.S. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS in the U.S. on the Nasdaq National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Company                             Investor Relations
    Magal Security Systems, Ltd         GK Investor Relations
    Raya Asher, CFO                     Ehud Helft/Kenny Green
    Tel: +972-3-5391444                 Tel: +1-866-7046710
    Fax: +972-3-5366245                 E-mail: Ehud@gkir.com
    E-mail: magalssl@trendline.co.il   Kenny@gkir.com

                           MAGAL SECURITY SYSTEMS LTD.
                   UNAUDITED CONDENSED CONSOLIDATED STATEMENTS
                                    OF INCOME

                      (All numbers except EPS expressed in
                              thousands of US$)

                                                    Quarter ended
                                                      March 31
                                              -----------------------
                                                 2006         2005(*)       %
                                              -----------------------
                                                                          change

    Revenues                                  $13,472         $13,726    -1.9

    Cost of revenues                            7,763           7,459     4.1
                                              ----------    ---------

    Gross Profit                                5,709           6,267    -8.9
                                              ----------    ---------
    Operating expenses:
    Research & development, net                 1,200           1,156     3.8
    Selling & marketing, net                    2,583           2,726    -5.3
    General & administrative                    1,447           1,413     2.4
                                              ----------    ---------
                                                5,230           5,295    -1.2
                                              ----------    ---------

    Operating income                              479             972   -50.7
    Financial expenses, net                       154             329   -53.2
                                              ----------    ---------

    Income from continuing operations             325             643   -49.5
    before taxes on income
    Taxes on income                               153             318   -51.9
                                              ----------    ---------

    Income from continuing operations             172             325   -47.1
    Loss on discontinued operations, net           23              30   -23.3
                                              ----------    ---------
    Net income                                    149           $ 295   -49.5
                                              ----------    ---------

    Basic net earnings per share               $ 0.01          $ 0.03
                                              ----------    ---------

    Diluted net earnings per share             $ 0.01          $ 0.03
                                              ----------    ---------

    Weighted average ordinary shares
    outstanding
    (in thousands)                             10,375           8,672
                                              ----------    ---------

    Weighted average ordianry shares
    outstanding,
    assuming dilution (in thousands)           10,462           8,675
                                              ----------    ---------

    (*)Reclassified

                                              Quarter Ended March 31,
                                              -----------------------
                                                 2006            2005
                                              -----------------------

    Gross Margin (%)                            42.4             45.7
    Research & development net as a % of         8.9              8.4
    Revenues
    Selling & Marketing as a % of Revenues      19.2             19.9
    General & Administrative as a % of          10.7             10.3
    Revenues
    Operating margin (%)                         3.6              7.1
    Net income margin (%)                        1.1              2.1
    Total Bank Debt to Total Capitalization     0.36         0.38(**)
    Current Ratio                               2.22         2.12(**)


    **) as of December 31, 2005

                           MAGAL SECURITY SYSTEMS LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                   (All numbers expressed in thousands of US$)

                                                      March 31,   December 31,
                                                         2006          2005
                                                     -----------   ----------
    CURRENT ASSETS:
    Cash and cash equivalents                          $11,514        $10,099
    Short term bank deposits                            14,032         17,053
    Trade receivables                                   20,743         24,912
    Unbilled accounts receivable                        10,904         11,252
    Other accounts receivable                            2,326          2,221
    Deferred income taxes                                  973            910
    Inventories                                         13,305         10,888
                                                     -----------   ----------
    Total current assets                                73,797         77,335
                                                     -----------   ----------

    Long term investments and trade receivables:
    Long-term trade receivables                            315            290
    Long-term bank deposits and structure notes          1,800          1,800
    Severance pay fund                                   2,052          2,126
                                                     -----------   ----------
    Total long term investments and trade                4,167          4,216
    receivables                                      ___________   __________


    PROPERTY AND EQUIPMENT, NET                         16,101         15,587
                                                     -----------   ----------

    OTHER ASSETS, NET                                    5,363          5,365
                                                     -----------   ----------

    Total assets                                       $99,428       $102,503
                                                     -----------   ----------

    CURRENT LIABILITIES:
    Short-term bank credit                              16,942         18,068
    Current maturities of long-term bank loans           3,647          3,647
    Trade payables                                       4,668          6,360
    Other accounts payable and accrued expenses          7,925          8,486
                                                     -----------   ----------
    Total current liabilities                           33,182         36,561
                                                     -----------   ----------

    LONG-TERM LIABILITIES:
    Long-term bank loans                                 1,617          1,653
    Accrued severance pay                                2,187          2,131
    Long-term liability in respect of forward               13             50
    contracts                                        ___________   __________
    Total long terms liabilities                         3,817          3,834
                                                     -----------   ----------

    SHAREHOLDERS' EQUITY                                62,429         62,108
                                                     -----------   ----------

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $99,428       $102,503
                                                     -----------   ----------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  May 1, 2006